SUB-ITEM 77M – DCA Total Return Fund

Item 77M(a):

DCW Total Return Fund

Item 77M(b):

On September 25, 2010, DCA Total Return Fund (the “Fund”) acquired all of the assets and liabilities of DCW Total Return Fund (“DCW”) in exchange for an equal aggregate value of newly issued common shares of the Fund (the “Reorganization”), pursuant to an Agreement and Plan of Reorganization dated August 18, 2010.  The Board of Trustees of the Fund voted to recommend the Reorganization, and the Reorganization was approved by shareholders at an Annual Meeting held on September 16, 2010.  The Fund distributed 13,305,099.47 common shares, which was an amount equal to the aggregate net asset value of

DCW common shares, as determined at the close of business on September 24, 2010.  The Fund was deemed the accounting survivor for financial reporting purposes.  On December 28, 2010, DCW filed with the Commission an application on Form N-8F to deregister as an investment company.

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